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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 A-16 OR 15D-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF               MAY                  , 2003
                ------------------------------------

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(b):



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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                         PERUSAHAAN PERSEROAN (PERSERO)
                                         PT TELEKOMUNIKASI INDONESIA
                                         ---------------------------------------
                                                      (REGISTRANT)


DATE  MAY 14TH, 2003                     BY   /s/ ROCHIMAN SUKARNO
     -------------------                   -------------------------------------
                                                    (SIGNATURE)

                                                    ROCHIMAN SUKARNO
                                            HEAD OF INVESTOR RELATION UNIT







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                                  PRESS RELEASE
                            No.TEL.236/PR110/UHI/2003


              TELKOM INCREASES ITS OWNERSHIP IN METRA AND MADE CASH
                      PAYMENT FOR TELKOM OWNERSHIP IN PII


BANDUNG, MAY 14 2003 - It is hereby announced that effective May 9, 2003, TELKOM increased its ownership in PT Multimedia Nusantara ("Metra") from 31% to 100% through the purchase of all 69% shares in Metra owned by PT Indocitra Grahabawana ("Indocitra"), while TELKOM sold all of it's 21.34% shares in PT Menara Jakarta to Indocitra. For this transaction TELKOM paid to Indocitra amounted to Rp.7 billion. With this transaction, TELKOM believes that it will become more flexible in developing its multimedia business.

On May 13, 2003, TELKOM made cash payment to PT Pro Infokom Indonesia ("PII") amounted to Rp.4.59 billion which represent 51% of the total outstanding and fully paid capital of Rp.9 billion. The other shareholders of PII are PT Icon+ (25%) and PT Prima Infokom (24%).





ROCHIMAN SUKARNO
Head of Investor Relations


                     For further information please contact:

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
         PT Telekomunikasi Indonesia, Tbk.                   Jakarta:
              Investor Relations Unit                   Tel.: 62-21-5215109
           E-mail: investor@telkom.co.id                Fax.: 62-21-5220500
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